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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                             UMBRELLA BANCORP, INC.
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                                (name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  302 42 W-10-4
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                                 (CUSIP Number)

        Frances M. Pitts, 5818 South Archer Road, Summit, Illinois 60501.
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2001
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            (Date of Event Which Requires Filing of This Statement )

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 6

CUSIP No.302 42 W-10-4

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         (1)      NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Frances M. Pitts
                  S.S. No. ###-##-####

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [X]

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         (3)      SEC USE ONLY

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         (4)      SOURCE OF FUNDS*

                  PF, SC

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         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

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NUMBER OF         (7)      SOLE VOTING POWER                             101,084
SHARES            --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                           0
OWNED BY          --------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER                        101,084
REPORTING         --------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER                      0

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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                  101,084
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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%

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         (14)     TYPE OF REPORTING PERSON

                  IN

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                                                                     Page 3 of 6

Item 1.   Security and Issuer.

          The equity securities under report and to which this statement relates are the common stock, $.01 par value (the "Common Stock"), of Umbrella Bancorp, Inc. formerly Argo Bancorp, Inc. (the "Company") The principal executive offices of the Company are located at 5818 South Archer Road, Summit, Illinois 60501.

Item 2.   Identity and Background.

     This statement is filed by:

     (a)  Frances M. Pitts.

     (b) The business address of Ms. Pitts is: 5818 South Archer Road, Summit, Illinois 60501.

     (c) Ms. Pitts serves as the Executive Vice President, Secretary and a director of the Company. Ms Pitts also serves as the Executive Vice President, General Counsel and Secretary of Umbrella Bank, fsb (the "Savings Bank"), a wholly owned subsidiary of the Company. The address of the Savings Bank is 2154 West Madison Street, Chicago, Illinois 60612.

     (d) Ms. Pitts has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Pitts has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Ms. Pitts is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of Ms. Pitts' payment of the purchase price with respect to shares of Common Stock she holds directly, through the exercise of her options and shares held by her minor child, each as is further discussed below, either was from personal funds or through the Management Recognition Plan and Trust of the Company which terminated in 1998. Ms. Pitts was also compensated in her role as a director and officer of both the Company and the Savings Bank, by award of stock through options, an ESOP Plan and a 401(k) Plan, each of which are further discussed below. Ms. Pitts did not use borrowed funds to acquire any of her shares of Common Stock.

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                                                                     Page 4 of 6

          On October 23, 1998, the Company distributed a 4:1 stock split. All share amounts and per share prices herein are adjusted to take into account this stock split.

     A.   Common Stock Held Directly By Ms. Pitts or her Minor

          Ms. Pitts, for herself and her minor child, purchased a total of approximately 5,140 shares of Common Stock for an average price of $9.07 per share, an aggregate of $46,635.58, in open market purchases, effected between June, 1995, and December, 2000.

     B.   Common Stock Held by Ms. Pitts through Options

          Pursuant to the 1991 Stock Option and Incentive Plan of the Company, Ms. Pitts has an option to purchase 13,925 shares of Common Stock at a purchase price of $3.50 a share, exercisable from May 19, 1993 through May 19, 2003. Ms. Pitts also has an option to purchase 4,000 shares at a purchase price of $5.00 a share, which is exercisable from November 3, 1993 through November 3, 2003.

          The Company adopted the 1998 Incentive Stock Option Plan pursuant to which Ms. Pitts was granted options for 27,000 shares of Common Stock at a purchase price of $10.00, which vested 20% at the time of grant in November of 2000, and 20% at each anniversary thereafter until expiration on November 1, 2010. There are currently 5,600 of these options vested.

     C.   Common Stock Attributed To Ms. Pitts Through Her ESOP Interest

          Ms. Pitts holds a total of 12,589 shares of the Common Stock attributable to her through her ownership interest in the Savings Bank's Employee Stock Ownership Plan ("ESOP") which acquired shares of Common Stock commencing in February of 1994.

     D.   Common Stock Held By Ms.Pitts Through the 401(k) Plan

          Ms. Pitts holds a total of 28,726 shares of the Common Stock granted to her through the Saving Bank's 401(k) Plan (the "401(k) Plan"), of which approximately 9,201 shares of Common Stock were purchased by the 401(k) Plan in open market purchases for an average price of $8.26 per share, or an aggregate of $76,038.38, effected between August 1995 and April 2001.

     E.   Common Stock Acquired From the Management Recognition Plan & Trust

          Ms. Pitts was awarded shares through the Company's Management Recognition Plan & Trust ("MRP"). Between June of 1995, and the termination of the MRP in 1998, Ms. Pitts acquired approximately 1,400 shares of Common Stock.

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                                                                     Page 5 of 6

Item 4.   Purpose of Transaction.

          Ms. Pitts acquired the additional shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, Ms. Pitts intends to maintain her equity position in the Company.

Item 5.   Interest in Securities of the Issuer.

     (a) As of May 31, 2001, Ms. Pitts is the beneficial owner of an aggregate of 101,085 shares of Common Stock, which represent approximately 6.1% of the shares of Common Stock currently outstanding.(1)

     (b) Ms. Pitts has the sole power to vote and dispose of all 101,084 shares of Common Stock to which she is attributed beneficial ownership.

          Ms. Pitts shares voting power with John Yedinak, as plan administrators, over shares of Common Stock held by the ESOP which are not allocated, of which there are currently 34,506 shares as of the date hereof. Ms. Pitts also shares voting and dispositive power with Mr. Yedinak, as trustees, over 27,332 shares of unallocated Common Stock held by the Company's MRP. Pursuant to Rule 13d-4 promulgated under the Act, Ms. Pitts, disclaims beneficial ownership of the unallocated MRP shares and unallocated ESOP shares.

     (c) Ms. Pitts has not effected any transactions of the Common Stock in the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


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1    This includes: (a) 33,473 shares of Common Stock held directly by Ms.
     Pitts, (b) 28,726 shares of Common Stock held through the 401(k) Plan, (c) 12,589 shares of Common Stock held through the ESOP, (d) 2,772 shares of Common Stock attributable to her through her minor child, (e) options to purchase 13,925 shares of Common Stock at a purchase price of $3.50 a share, which options became exercisable on May 19, 1993 and will remain exercisable through May 19, 2003; (f) options to purchase 4,000 shares of Common Stock at a purchase price of $5.00 a share, which became exercisable on November 3, 1993 and shall remain exercisable through November 3, 2003; and (g) options to purchase 27,000 shares of Common Stock at a purchase price of $10.00 a share, of which 5,400 are currently exercisable and shall remain exercisable through November 01, 2010.


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                                                                     Page 6 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Materials to be Filed as Exhibits.

          None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 29, 2001.



                                               /s/ Frances M. Pitts
                                               -------------------------
                                               Frances M. Pitts
                                               Executive Vice President
                                               and Secretary